UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE

Mail Stop 3561
      	November 5, 2007

Edward Dayoob
Chief Executive Officer
Whitehall Jewelers Holdings, Inc.
125 South Wacker Dr. Ste. 2600
Chicago, Illinois  60606

      Re:	Whitehall Jewelers Holdings, Inc.
      Amendment No. 1 to Registration Statement on Form S-1
   File No. 333-145863
		Filed October 15, 2007

Dear Mr. Dayoob:

      We have reviewed your filing and have the following
comments.
Where indicated, we think you should revise your document in response
to these comments.  If    you disagree, we will consider your
explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


General

1. We note your response to prior comment one. With a view to disclosure, advise us of the terms of the warrants, the total dollar value of the consideration given for them, and the total possible profit, if any, the selling shareholders could realize as a result of the terms of the warrants, taking into account their value at issuance and the value of the consideration given for them.
Please
provide amounts assuming purchasers receive liquidated damages as described on page 12 and elsewhere, and any other payments or issuances pursuant to the merger transactions, warrants, registration rights and related agreements. We may have further comment.

Summary, page 1

2. We note your response to prior comments five and six. The introductory explanation that "we," "WHJH," the "Company," and similar terms, unless otherwise indicated, refer to the registrant is still confusing because you state, for example, that "We recently acquired Whitehall." It is unclear who "we" refers to in this case when "we" is synonymous with Whitehall. Please revise here and page
24 accordingly. Please consider adding a diagram to explain the ownership of the company and its predecessor from the June 2006 merger to the July 2007 merger.

3. Similarly, you refer on page two to "the purchasers named therein, or the purchasers, and Lowenstein Sandler PC" without identifying the persons and entities or explaining their relationship to the registrant. Please refer to prior comments five and six and revise accordingly.

Risk Factors, page 7

We are dependent upon the support..., page 10

4. The risk factor refers to consignment sales and arrangements whereby merchandise is "otherwise financed by vendors." It is unclear why sales pursuant to such financing would involve requests by you for "temporary extensions of payment terms from some of our key suppliers." Please revise here and in Business to clearly explain how you finance your inventory and what funding, if any, you are responsible for in situations where you sell merchandise on a consignment basis or otherwise financed by vendors.

We may be required to pay..., page 10

5. Please revise to briefly explain the origin of the $22.3 million trade debt balance and the relevance of the Holtzman and Prentice entities to this amount.

6. Please revise the second paragraph to explain whether the non-participating suppliers are owed more than $2.5 million. It is unclear why payments in excess of that amount would be paid to them.
If more than that amount is owed to non-participating suppliers, please summarize the understandings and disagreements related to such repayment.



Future sales of our common stock..., page 14

7. Please disclose the total number of common shares (including
"the
Shares and Warrant Shares") that may be sold into the market, and quantify this amount in percentage terms as compared to the total current market of outstanding shares held by non-affiliates.

Management`s Discussion and Analysis, page 22

8. Please revise page 32 and where appropriate to clarify the "unfavorable adjustments to our inventory reserves," including a quantification of the adjustments and brief description of the circumstances. Please revise Critical Accounting Policies and Estimates, Merchandise Inventories on page 48 accordingly.

Liquidity and Capital Resources, page 37

9. Please revise the second to last paragraph on page 37 to explain the trade debt balance, assuming you do not pay the 6% interest on this amount. It is unclear, if you do pay such interest, how the balance differs from your consigned inventories. Please revise accordingly.

10. Please revise page 43 to identify "the bridge loan lenders."

Executive Compensation, page 66

11. We note your revised disclosure on page 69 and response to prior comment 22. Please provide a discussion of the compensation elements that are benchmarked and the targeted parameters for each element of compensation. To the extent actual compensation was outside a targeted percentile range, include an explanation of the reasons for this.

12. We note your response to prior comment 24. Advise us why you do not disclose the actual "profitability targets" or the amounts by which the elements identified in the last paragraph on page 69 actually increased, as these targets were used to determine each executive`s compensation. We may have further comment.

13. We note that individual officer performance and objectives are important factors in determining compensation. Please discuss how the specific forms of compensation are structured and implemented to reflect each named executive officer`s individual performance and achievement of individual objectives. Please describe the elements of individual performance, both quantitative and qualitative, that the board took into account, and if applicable, how they were weighted and factored into specific compensation decisions.

14. Please revise the summary compensation table to reflect the options and other equity compensation. We note, for example, the option grant to Mr. Dayoob disclosed on page 73.

15. We note the description of triggering events for named executive officers beginning with "Severance and Employment Agreements" on page
72. Please revise to describe and quantify the potential payments and benefits that would be provided in each covered circumstance. See paragraphs (b)(1)(v) and (j)(3) of Item 402 of Regulation S-K. Also, discuss how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements.

Certain Relationships and Related Transactions, page 87

16. It is unclear why you do not provide a brief overview of the Term
Loan Credit Agreement, to which a Prentice affiliate is a party, and other arrangements and transactions involving related parties. As another example, you do not describe the key terms, including consideration, exercise price, and associated registration rights of the warrants and other securities issued to affiliates and covered by this registration statement. Please revise accordingly.

17. Please revise to explain how the loan obligations were determined to be $66.5 million, and, given the lack of a liquid market for Whitehall`s securities, if and how the securities issued in exchange for the payoff were determined to equal $66.5 million. Who made these determinations? Please revise accordingly.

18. We note your revised disclosure in response to prior comment
25.
Please revise to explain the affiliated nature of Roth Capital
Partners` relationship with you.



Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	Any accounting-related questions may be directed to Scott Stringer, Staff Accountant, at (202) 551-3272 or Michael Moran, Accounting Branch Chief at (202) 551- 3841. Questions on other disclosure issues may be directed to James Lopez at (202) 551-3536.

								Sincerely,



								H. Christopher Owings
      Assistant Director

cc:	Eleazer Klein
	Fax: (212) 593-5955

Edward Dayoob, Chief Executive Officer
Whitehall Jewelers Holdings, Inc.
November 5, 2007
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